                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0287
    subject to Section 16. Form 4                  Expires:  September 30, 1998
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 0.5
                                                   -----------------------------


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

  (Print or Type Responses)

1. Name and Address of Reporting Person

  Kirk                            Randal                               J.
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)

The Governor Tyler
1902 Downey Street
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                                    (Street)

Radford,                             Virginia                        24141
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Novitron International, Inc. (NASDAQ-"NOVI")
--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

January 2001
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

--------------------------------------------------------------------------------

7. Individual or Joint/Group Filing (Check Applicable Line)

    X   Form filed by One Reporting Person
  ----

       Form filed by More than One Reporting Person
  ----
-------------------------------------------------------------------------------

                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock, $.01 par
value per share                 1/8/01      P             1,600      A       $2.23
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                 1/9/01      P               750      A       $2.25
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                1/11/01      P               500      A       $2.25
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                1/12/01      P               500      A       $2.19
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                1/16/01      P               700      A       $2.25
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                1/18/01      P             1,000      A       $2.31
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock, $.01 par
value per share                1/25/01      P               250      A       $2.38
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                1/30/01      P               400      A       $2.55
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                1/31/01      P               200      A       $2.56          245,169         D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                1/19/01      P               500      A       $2.31
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                1/23/01      P               250      A       $2.50
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par
value per share                1/24/01      P               500      A       $2.47           54,930(1)      I        By Kirkfield
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

                                                                                             99,801(1)      I        By RJK
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
                                                                                              9,283(1)      I        By Zhong Mei
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

                                                                         (Over)
                                                                SEC 1474 (7-96)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transacation   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
None.
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:

1) Randal J. Kirk controls each of Kirkfield, L.L.C. ("Kirkfield"), RJK, L.L.C. ("RJK") and Zhong Mei, L.L.C. ("Zhong Mei"). Kirkfield, RJK and Zhong Mei directly beneficially own an aggregate of 164,014 shares, which shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Mr. Kirk.



                                  /s/ Randal J. Kirk                2/7/01
                              _______________________________    _______________
                              ** Randal J. Kirk                       Date


 **Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. SEC 1474 (7-96)

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